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                              August 7, 2020

       James Bedal
       Chief Executive Officer
       Bare Metal Standard Inc.
       3604 S. Banner Street
       Boise, ID 83709

                                                        Re: Bare Metal Standard
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed July 30, 2020
                                                            File No. 000-55795

       Dear Mr. Bedal:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. The agreement to sell substantially all of the assets of the Company has been entered into with Code 96 LLC, an
affiliate of James Bedal, your chief executive officer. Please provide us with a legal
analysis discussing whether or not the sale of assets constitutes a
                                                        Rule 13e-3 transaction.
See Rule 13e-3(a)(1) for the definition of    affiliate    and Rule
                                                        13e-3(a)(3) for the
definition of    Rule 13e-3 transaction.
   2. Please provide the financial statement information required by Item 14(c) of Schedule
                                                        14A. We refer to Bare
Metal Standard Inc.'s audited financial statements for each of the two most recent fiscal
years plus unaudited interim periods, including the period ended
                                                        April 30, 2020.
   3.                                                   The preliminary proxy
statement was filed using the EDGAR tag    PRE 14A    rather than
                                                        the required tag
PREM14A,    which tag indicates that the materials relate to a merger,
 James Bedal
Bare Metal Standard Inc.
August 7, 2020
Page 2
         acquisition, or disposition. Please file the revised preliminary proxy statement with the
         PREM14A EDGAR tag and ensure that any subsequent proxy statement filings are properly designated. Filers must prepare electronic filings in the manner prescribed by the
         EDGAR Filer Manual. See Rule 301 of Regulation S-T.
4. You indicate that the proxy statement, proxy card and notice of Special Shareholders
         Meeting will be being provided to stockholders    via our DEF14 filing
(SEC Website) or
         via regular mail.    The correct EDGAR header tag will be DEFM14A.
Subsequently, you
         state that    [p]roxy solicitations will be made by mail.    Please
advise us as to whether you
         intend to mail the definitive proxy statement and other enumerated materials to each of your stockholders, or if you intend to disseminate such materials to your stockholders in an alternative manner. See Rule 14a-3(a).
Cover Page

5. The cover page of the preliminary proxy statement indicates that no filing fee is required in connection with this transaction. Please revise this to indicate the appropriate filing fee amount required in connection with this transaction. See Exchange Act Rules 14a-6(i)
         and 0-11(c)(1) and sections 4.5-4.6 of the EDGAR Filer Manual (Volume
II), available at
         https://www.sec.gov/info/edgar/specifications/edgarfm-vol2-v53.pdf, to determine how
         the filing fee amount should be calculated.
Appraisal Rights

6. Please provide the disclosures required by Item 1015(b) of Regulation M-A with respect to the appraisal.
Sale of Stock

7.     You indicate that Mr. Bedal will sell 28,500,000 of his shares of common stock
       to American-Swiss Capital, Inc. and ultimately all 30,200,000 of his shares of common stock after the sale of your operating assets. In your beneficial ownership table in your
       Form 10-K filed on January 22, 2020 (which reflects beneficial ownership information as of October 31, 2019), you disclose that Mr. Bedal held 10 million shares of common stock and the Taylor brothers each held 10 million shares of common stock for majority control. Please clarify how Mr. Bedal acquired these additional shares of stock and provide an updated beneficial ownership table that reflects the beneficial ownership of the
       Company   s shares of common stock as of the most recent practicable date, as required by
       Item 403(a) of Regulation S-K. See Item 6(d) of Schedule 14A. Further, please clarify the business plans of your public company entity after the divestiture of your operating
FirstName LastNameJames Bedal
       business, the composition of management and your beneficial ownership after these
Comapany    NameBare
       transactions, andMetal  Standard
                          clarify whetherInc.
                                           American-Swiss Capital, Inc. is
affiliated with the
       Taylors  or Mr.
August 7, 2020 Page 2   Bedal.
FirstName LastName
 James Bedal
FirstName
Bare MetalLastNameJames
           Standard Inc. Bedal
Comapany
August     NameBare Metal Standard Inc.
       7, 2020
August
Page 3 7, 2020 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Edwin Kim, Staff
Attorney, at (202) 551-3447 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Michael Shaff, Esq.